SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

Commission File Number: 0-51475

CUSIP Number: 92581 N 10 3

NOTIFICATION OF LATE FILING

(Check One):     ☒ Form 10-K    ☐ Form 11-K    ☐ Form 20-F     ☐ Form 10-Q  ☐ Form N-SAR

For Period Ended: December 31, 2011

☐	Transition Report on Form 10-K

☐	Transition Report on Form 20-F

☐	Transition Report on Form 11-K

☐	Transition Report on Form 10-Q

☐	Transition Report on Form N-SAR

For the Transition Period Ended:

Read attached instruction sheet before preparing form. Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I

REGISTRANT INFORMATION

Vicor Technologies, Inc.

Full Name of Registrant

Former Name if Applicable

2200 NW Corporate Boulevard, Suite 401

Address of Principal Executive Office (Street and Number)

Boca Raton, FL  33431

City, State and Zip Code

PART II

RULE 12b-25(b) AND (c)

If the subject  report could not be filed  without  unreasonable  effort or expense and  the registrant seeks relief  pursuant to Rule  12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable  detail why the Form 10-K, 11-K, 20-F 10-Q, N-SAR or the  transition  report  portion  thereof  could  not  be  filed  within  the prescribed time period. (Attach extra sheets if needed.)

Registrant requires additional time to complete the preparation of its consolidated financial statements for the year ended December 31, 2011 because its independent auditors were engaged later in the process due to financial constraints, thus the Registrant is unable to complete the audit process in a timely manner without unreasonable expense and effort. The Registrant will file the Form 10-K by April 16, 2012, as prescribed in Rule 12b-25.

PART IV

OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

James E. Skinner, PhD	(570)	897-5797
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                                 ☒ Yes  ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                 ☐ Yes  ☒ No

If so: attach an explanation of the anticipated  change,  both  narratively and  quantitatively,  and, if  appropriate,  state the reasons why a  reasonable estimate of the results cannot be made.

Vicor Technologies, Inc.

(Name of Registrant as Specified in Charter)

Has  caused  this  notification  to be signed on its  behalf by the  undersigned thereunto duly authorized.

Date: April 2, 2012	By:	/s/ James E. Skinner
James E. Skinner
Interim Chief Executive Officer